FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16 of

the Securities Exchange Act of 1934

For the month of October 2012

CGG-Veritas

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Successful completion of Compagnie Générale de Géophysique – Veritas’ €414 million rights offering

Paris, 19 October 2012 – The share capital increase through the distribution of preferential subscription rights to existing shareholders launched by Compagnie Générale de Géophysique - Veritas (CGGVeritas) on 26 September to fund the acquisition of the businesses of the Geoscience division (excluding multi clients library and OBN businesses) of Fugro (the “Geoscience Division”) has been a great success. The final gross proceeds amount to €413,609,320, corresponding to the issuance of 24,329,960 new shares.

23,908,864 new shares were subscribed by irrevocable right (à titre irréductible), representing approximately 98.3 % of the total number of new shares, while 23,564,059 new shares were requested subject to reduction (à titre réductible), and will, as a result, only be satisfied in part, in the amount of 421,096 new shares.

The net proceeds of the issuance will be used to pay a portion of the acquisition price for the Geoscience Division (the “Acquisition”). The remainder of the Acquisition price will be (i) paid by way of set-off of €225 million from Fugro representing the excess value of CGGVeritas’ business contribution to the Seabed Joint Venture and (ii) paid with the proceeds of debt financing, in the form of convertible or non-convertible bond issuances and/or bank loans (CGGVeritas benefits from a bridge credit facility commitment of up to €700 million).

The completion of the Acquisition is subject to certain customary conditions precedent for this type of transaction, in particular the approval of competition authorities, work councils consultation processes and the signing of the transaction relating to the Seabed Joint Venture.

If the Acquisition is not completed, in particular if the relevant conditions precedent are not satisfied, the net proceeds of the issuance will be allocated to the repayment of CGGVeritas’ existing debt.

Settlement and delivery of the new shares will take place on 23 October 2012. The listing of the new shares on the regulated market of NYSE Euronext in Paris (Segment A) on the same line as the existing shares (FR0000120164) will take place on 23 October 2012. As from that date, the share capital of CGGVeritas will be composed of 176,392,225 shares with a nominal value of €0.40 each, for a total share capital of €70,556,890.

Upon completion of the capital increase and taking into consideration its irrevocable subscription for all of the preferential subscription rights attached to its shares and those of IFP Energies Nouvelles, the Fonds Stratégique d’Investissement will hold 7.06 % of the share capital of CGGVeritas, i.e. a total of 10.66% for the FSI-IFPEN concert, thus maintaining its stake level and comforting its position as the Company’s main shareholder.

About CGGVeritas

CGGVeritas (www.cggveritas.com) is a leading international pure-play geophysical company delivering a wide range of technologies, services and equipment through Sercel, to its broad base of customers mainly throughout the global oil and gas industry.

CGGVeritas is listed on the Euronext Paris (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares, NYSE: CGV).

Contacts:

Investor Relations:

Christophe Barnini

Tel: +33 1 64 47 38 11

E-Mail: invrelparis@cggveritas.com

Disclaimer

This press release and the information it contains do not constitute an offer to sell or subscribe or a solicitation to buy or subscribe securities issued by CGGVeritas in the United States or in any other jurisdiction.

No communication or information relating to CGGVeritas’ share capital increase with preferential subscription rights may be distributed to the public in any jurisdiction in which registration or approval is required. No action has been undertaken to make an offer to the public of CGGVeritas’ new shares or preferential subscription rights in any jurisdiction outside of France where such steps would be required.

The issue, the exercise or the sale of preferential subscription rights and the subscription for or purchase of new shares or preferential subscription rights may be subject to legal or statutory restrictions in certain jurisdictions. CGGVeritas assumes no responsibility for any violation of such restrictions by any person.

This press release is not a prospectus which has been approved by the Financial Services Authority or any other United Kingdom regulatory authority for the purposes of Section 85 of the Financial Services and Markets Act 2000.

The preferential subscription rights and the new shares mentioned in this press release have not been and will not be registered under the US Securities Act of 1933 and may not be offered or sold in the United States without registration or an exemption from registration under the US Securities Act of 1933.This press release is issued pursuant to Rule 135(c) of the Securities Act 1933, as amended.

This press release has been issued by and is the sole responsibility of CGGVeritas. No representation or warranty, express or implied, is or will be made as to, or in relation to, and no responsibility or liability is or will be accepted by the Joint Bookrunners or by any of their respective affiliates or agents as to, or in relation to, the accuracy or completeness of this press release or any other written or oral information made available to or publicly available to any interested party or its advisers, and any responsibility or liability therefor whether arising in tort, contract or otherwise is expressly disclaimed.

The Joint Bookrunners are acting exclusively for CGGVeritas and no one else in connection with the offering. They will not regard any other person (whether or not a recipient of this offering memorandum) as their client in relation to the offering of the rights and the new ordinary shares. The Joint Bookrunners will not be responsible to anyone other than us for providing the protections afforded to their respective clients nor for giving advice in relation to the offering or any transaction or arrangement referred to in the offering documents.

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Compagnie Générale de Géophysique - Veritas has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date October 19th, 2012	By	/s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Senior EVP